NEPTUNE
MARINE

082-34919




06015135

30 June 2006

US Securities and Exchange Commission
Attention: Filing Desk
100 F Street, N.E.
Washington DC 20549
USA


SEC MAIL
RECEIVED
PROCESSING
JUN 13 2006
WASH, D.C.
190
SECTION

SUPPL

Dear Filing

NEPTUNE MARINE SERVICES LIMITED ASX ANNOUNCEMENTS

Please find attached May 2006 ASX announcements for Neptune Marine Services Limited. These documents relate to a submission by Neptune under Rule 12g3-2(b).

Yours sincerely
NEPTUNE MARINE SERVICES LTD

Christian Lange
Managing Director

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

dlw 7/14


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

15 June 2006

Neptune Marine Services Limited

SUSPENSION FROM OFFICIAL QUOTATION

The securities of Neptune Marine Services Limited (the "Company") will be suspended from quotation immediately at the request of the Company.

Security Code: NMS
NMSO

Brendan O'Hara
Manager, Issuers (Perth)


SEC MAIL PROCESSING
RECEIVED
JUN 13 2006
WASH, D.C.
190
SECTION


NEPTUNE
MARINE

16 June 2006

Mr Vickrem Naicker
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

by facsimile: 9221 2020

Dear Vickrem,

REQUEST FOR VOLUNTARY SUSPENSION

Neptune Marine Services Ltd ("the Company") requests that the Australian Stock Exchange Limited grants a suspension from quotation of the Company's securities, to apply from the commencement of trading on Monday, 19 June 2006, pending the Company making a release to the market.

The Company is not aware of any reason why suspension of its securities from quotation should not be granted.

Yours sincerely,



Kim Hogg
Company Secretary


SEC MAIL
PROCESSING
RECEIVED
JUN 13 2006
WASH, D.C.
190
SECTION


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

15 June 2006

Neptune Marine Services Limited

TRADING HALT

The securities of Neptune Marine Services Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 19 June 2006 or when the announcement is released to the market.

Security Code: NMS
NMSO

Nicholas Ong
<u>Adviser, Issuers (Perth)</u>




ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

20 June 2006

Neptune Marine Services Limited

REINSTATEMENT TO OFFICIAL QUOTATION

The suspension of trading in the securities of Neptune Marine Services Limited (the "Company") will be lifted immediately, following the release of an announcement.

Security Code: NMS
NMSO

Nicholas Ong
Adviser, Issuers (Perth)


SEC MAIL PROCESSING
RECEIVED
JUN 13 2006
WASH. D.C.
190
SECTION


NEPTUNE
MARINE
ACN 105 665 843

20 June 2006

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

Introduction of Share Purchase Plan

The Company has recently been exploring capital raising opportunities in line with its Strategy for Growth announced to the market in May.

To assist with the implementation of the Strategy for Growth, the Board has decided to implement a Share Purchase Plan.

Full details of the terms and conditions of the Plan and details of the offer to shareholders will be announced in due course.

Yours sincerely,

Kim Hogg
Company Secretary


SEC MAIL PROCESSING
RECEIVED
JUN 13 2006
WASH., D.C.
190
SECTION


NEPTUNE
MARINE

ACN 105 665 843

22 June 2006

The Manager
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Introduction of First Offer Under Shareholder Share Purchase Plan

The Board of Neptune Marine Services Limited ("Neptune Marine" or "the Company") is pleased to announce the introduction of the first offer under the Share Purchase Plan ("the Plan"). The Company announced implementation of the Plan on 20 June 2006.

The implementation of the Plan will enable eligible shareholders in the Company, irrespective of the size of their shareholding, to purchase up to $5,000 worth of fully paid ordinary shares in Neptune Marine in any 12-month period, at an attractive price, free of all brokerage and commission.

As an incentive for shareholders, the purchase price of the new shares to be issued under the Plan will, on this occasion, be set at a 15% **discount** to the average market price (as defined in ASX Listing Rules) of Neptune's shares on the ASX over the 5 trading days immediately preceding the date on which the shares will be offered under the Plan (10 July 2006).

The funds raised under the Plan by the Company will be used to assist the Company implementing its recently released Strategy for Growth.

All the Directors, who are already shareholders in the Company, intend to participate in the offer. They share the view that the offer represents an excellent opportunity to acquire further shares in Neptune as the Company implements its Strategy for Growth.

Additional information and key dates

The right to participate in this initial offer made under the Plan will be available exclusively to persons who are registered as holders of fully paid ordinary shares in Neptune at 5pm (WST) on the record date of 7 July 2006 and whose registered address is in Australia or in any other jurisdiction in which it is lawful and practical for the Company to offer shares under the Plan. The Offer is non-renounceable which means the right to apply for shares cannot be sold or otherwise disposed of.

NEPTUNE MARINE SERVICES LIMITED ACN 105 665 843
Level 16 140 St Georges Terrace, Perth, WA 6000 ph: +(618) 9226 5722 fax: +(618) 9226 0354 www.neptuneunderwaterwelding.com.au


NEPTUNE
MARINE
ACN 105 665 843

Please note that the maximum investment per shareholder is **$5,000**. The following table sets out the approximate amounts investors can apply for:

Investment Amount	
$5,000	Maximum amount
$3,000	
$1,500	Minimum amount

As the issue price of the shares under the Plan is not yet known, the precise amounts of shares that can be applied for will be detailed in the offer documentation.

The offer under the Plan is limited to 30% of the ordinary shares on issue at the record date (7 July 2006). If applications under the Plan are received totaling more than this amount, applications will be scaled back on a pro-rata basis. Shareholder approval is not required to issue shares under the Plan.

Option holders who do not own shares in the Company will not be eligible to participate in the offer. However option holders must be given 9 business days to exercise their options in order to participate in the offer. The attached letter to optionholders will be dispatched on Friday, 23 June 2006.

Indicative Timetable

The following is an indicative timetable for the offer. Any changes to the timetable will be announced by the Company.

Record date to determine entitlements	Friday, 7 July 2006
Dispatch of offer document	Tuesday, 11 July 2006
Closing date for applications from shareholders	Tuesday, 25 July 2006
Issue of Shares under the Plan	Friday, 28 July 2006

Further information concerning the Plan or the offer can be obtained from the Company.

Yours sincerely,

Kim Hogg
Company Secretary


NEPTUNE
MARINE

ACN 105 665 843

23 June 2006

Dear Option Holder

Offer of Shares Under Shareholder Share Purchase Plan

The Directors of Neptune Marine Services Limited (**Neptune**) announced on 20 June 2006 the introduction of a Share Purchase Plan ("Plan"). The implementation of the Plan enables eligible shareholders in the Company, irrespective of the size of their shareholding, to participate in offers to purchase up to $5,000 worth of ordinary fully paid shares in Neptune at a discounted price, free of all brokerage and commission, within a 12-month period.

On 22 June 2006 Neptune announced its first offer of shares under the Plan ('the Offer'). To participate in the Offer you will need to be registered as a shareholder of Neptune as at the record date of 5:00pm on 7 July 2006 (**Record Date**).

As an option holder, unless you also presently own shares in Neptune, there is no entitlement to participate in the Offer. In those circumstances, if you wish to participate in the Offer you must exercise at least a portion of your options and be entered onto the register as a shareholder on or before the Record Date.

To do so, you should complete a Notice of Exercise of Options and lodge the Notice with the Company, together with your payment for the number of shares you wish to take up. **If payment for the exercise of options is not received by 6 July 2006, you will not be able to participate in the Offer.** You do not need to exercise all of your options to become an eligible shareholder.

If you do not wish to participate in the Plan (in respect of your options), you do not need to take any action.

Before deciding whether to exercise any or all of your options, you should consult with your professional adviser.

If you require further information, please contact the Company's Share Registry, Computershare Investor Services Pty Ltd, Investor enquiries, on 1300 557 010, between 8:30am and 5:30pm (Sydney time), Monday to Friday.

Yours faithfully

Kim Hogg
Company Secretary

NEPTUNE MARINE SERVICES LIMITED ACN 105 665 843

Level 16 140 St Georges Terrace, Perth, WA, 6000 ph: +(618) 9226 5722 fax: +(618) 9226 0354 www.neptuneunderwaterwelding.com.au